SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Exhibit 1

Press Release of Coca-Cola Hellenic Bottling Company S.A. dated October 11, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces response to proposed voluntary share exchange offer by Coca-Cola HBC AG to acquire the ordinary registered shares of Coca-Cola Hellenic Bottling Company S.A. and to establish a premium listing of the Coca-Cola Hellenic Group on the London Stock Exchange

Annex A to Exhibit 1

Press Release of Coca-Cola HBC AG dated October 11, 2012 — Coca-Cola Hellenic HBC AG announces a voluntary share exchange offer to acquire the ordinary registered shares of Coca-Cola Hellenic Bottling Company S.A. and to establish a premium listing of the Coca-Cola Hellenic Group on the London Stock Exchange

Exhibit 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

FOR IMMEDIATE RELEASE

COCA-COLA HELLENIC BOTTLING COMPANY S.A. ANNOUNCES RESPONSE TO PROPOSED VOLUNTARY SHARE EXCHANGE OFFER BY COCA-COLA HBC AG TO ACQUIRE THE ORDINARY REGISTERED SHARES OF COCA-COLA HELLENIC BOTTLING COMPANY S.A. AND TO ESTABLISH A PREMIUM LISTING OF THE COCA-COLA HELLENIC GROUP ON THE LONDON STOCK EXCHANGE

OPINION OF THE BOARD OF DIRECTORS OF COCA-COLA HELLENIC BOTTLING COMPANY S.A. ON THE VOLUNTARY SHARE EXCHANGE OFFER OF COCA-COLA HBC AG

11 October 2012

•                  The Coca-Cola Hellenic Board of Directors supports the voluntary share exchange offer of Coca-Cola HBC AG shares for Coca-Cola Hellenic shares.

•                  The proposed offer will facilitate a primary listing of the Coca-Cola Hellenic Group in the premium segment of the London Stock Exchange and its potential inclusion in the FTSE 100, under a new Swiss holding company.

•                  A NYSE listing will be established through Coca-Cola HBC AG ADSs and Coca-Cola HBC AG will apply for a parallel listing on the ATHEX.

•                  The Coca-Cola Hellenic board believes that the transaction will:

•                  better reflect the international nature of Coca-Cola Hellenic’s business and shareholder base;

•                  enhance liquidity for holders of Coca-Cola HBC AG shares; and

•                  improve the access of the Coca-Cola Hellenic Group to both the international equity and debt capital markets and increase its flexibility in raising new funds to support its operations and future growth.

•                  This transaction will have no impact on Coca-Cola Hellenic’s business, strategy and operations.

•                  The Coca-Cola Company has informed Coca-Cola Hellenic, that it will extend the terms of the bottlers’ agreements between the Coca-Cola Hellenic Group and The Coca-Cola Company through 2023.

Commenting on the Coca-Cola HBC AG announcement, Dimitris Lois, Chief Executive Officer of Coca-Cola Hellenic, said: “This transaction makes clear business sense. It will benefit our company and our shareholders, and is recommended by our Board. A premium listing on the LSE and potential inclusion in the FTSE 100 reflects the international nature of our business and our shareholder base. It will give us access to the largest pool of international investors, on the most liquid equity market in Europe providing flexibility to fund our future growth on competitive terms. Our Hellenic origins and heritage made the Group the success it is today. We will continue to be proud ambassadors for Greece internationally.”

ATHENS, GREECE — Coca-Cola Hellenic Bottling Company S.A. (ATHEX: EEEK; LSE: CCB; NYSE: CCH) (“Coca-Cola Hellenic”) today announced the support of its board of directors for the voluntary share exchange offer (the “Exchange Offer”) announced by Coca-Cola HBC AG, a newly formed Swiss company (“Coca-Cola HBC AG”), to acquire all outstanding ordinary shares of Coca-Cola Hellenic (each, a “Coca-Cola Hellenic Share”) and all American depositary shares, each representing one Coca-Cola Hellenic Share (each, a “Coca-Cola Hellenic ADS”), which Coca-Cola HBC AG does not hold directly or indirectly, for new ordinary shares of Coca-Cola HBC AG (each, a “Coca-Cola HBC AG Share”) or new American depositary shares, each representing one Coca-Cola HBC AG Share (each, a “Coca-Cola HBC AG ADS”), as applicable, on a one-for-one basis.

Coca-Cola HBC AG has announced that the purpose of the Exchange Offer is to facilitate a premium listing of the Coca-Cola Hellenic Group on the London Stock Exchange plc (the “LSE”) and a listing on the New York Stock Exchange (the “NYSE”), under a new Swiss holding company. Coca-Cola HBC AG will at the same time apply for a parallel listing of the Coca-Cola HBC AG Shares on the Athens Exchange (“ATHEX”), subject to the necessary approvals. The Coca-Cola Hellenic Group will maintain production and distribution of its products in Greece and will continue, after the completion of the transaction, to operate its Group Corporate Service Center in Athens which supports operations in 28 countries.

Recommendation of the Board of Directors of Coca-Cola Hellenic

The board of directors of Coca-Cola Hellenic met to consider and evaluate the terms of the Exchange Offer described in Coca-Cola HBC AG’s announcement and the related voluntary share exchange offer and other documentation, including documents relating to Coca-Cola HBC AG’s financing arrangements for the Exchange Offer and stand-by financing arrangements for the Coca-Cola Hellenic Group.

Following discussion, Coca-Cola Hellenic’s board of directors reached the conclusion that the Exchange Offer is in the best interests of Coca-Cola Hellenic and all of the holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs, in their capacity as such. Coca-Cola Hellenic’s board of directors recommends that the holders of Coca-Cola Hellenic Shares and ADSs tender their shares and ADSs into the Exchange Offer in exchange for Coca-Cola HBC AG Shares and ADSs, as applicable. The board of directors will publish its opinion on the Exchange Offer which will be issued and submitted to the HCMC, on or after the opening of the Exchange Offer for acceptances, as required by the Law. The action of the Coca-Cola Hellenic board of directors was taken by a unanimous vote of those directors present and voting. Messrs. Anastasios P. Leventis, Anastassis G. David and Haralambos K. Leventis, who are Kar-Tess Holding nominees to the board of directors, and Messrs. Irial Finan and John Hunter, who are The Coca-Cola Company nominees to the board of directors, recused themselves from this meeting, and Mr. George A. David, the Chairman of the board of directors, participated in the meeting for purposes of quorum, but abstained from voting on these matters.

In reaching their opinion, the Coca-Cola Hellenic board of directors considered, among other things, the following:

•                  Strategic and financial purpose and rationale for the Exchange Offer: The purpose of the Exchange Offer by Coca-Cola HBC AG is to facilitate a premium listing of the Coca-Cola Hellenic Group on the LSE and a listing on the NYSE, under a new Swiss holding company.  Coca-Cola HBC AG will at the same time apply for a parallel listing of the Coca-Cola HBC AG Shares on the ATHEX, subject to the

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necessary approvals. This is expected to benefit Coca-Cola HBC AG, its future shareholders, Coca-Cola Hellenic and the Coca-Cola Hellenic Group by:

•                  better reflecting the international nature of Coca-Cola Hellenic’s business and shareholder base by establishing a primary listing of the Coca-Cola Hellenic Group on the largest and most liquid exchange in Europe with the largest number of international listed stocks;

•                  enhancing liquidity for holders of Coca-Cola HBC AG Shares through a premium listing of the Coca-Cola HBC AG Shares on the LSE and facilitating the potential inclusion of Coca-Cola HBC AG Shares in the FTSE 100; and

•                  improving Coca-Cola Hellenic’s access to both the international equity and debt capital markets and increasing its flexibility in raising new funds to support the Coca-Cola Hellenic Group’s future growth.

•                  Continuity of the business and management of the Coca-Cola Hellenic Group: Coca-Cola HBC AG expects that immediately following the completion of the Exchange Offer, the composition of Coca-Cola HBC AG’s board of directors will be consistent with the current composition of Coca-Cola Hellenic’s board of directors.  If the Exchange Offer is completed, Coca-Cola HBC AG also expects to appoint an additional independent non-executive director to its board of directors such that at least half of the board of directors, excluding the Chairman, would consist of independent non-executive directors consistent with the U.K. Corporate Governance Code.  Coca-Cola HBC AG further expects that if the Exchange Offer is completed, the members of the operating committee of Coca-Cola Hellenic will constitute the operating committee of Coca-Cola HBC AG. Coca-Cola HBC AG anticipates that the Exchange Offer will not cause any change in the business, scope, strategy and focus of the Coca-Cola Hellenic Group’s operations.  The business of the Coca-Cola Hellenic Group is expected to be enhanced by the strategic and financial benefits of the Exchange Offer referred to above.

•                  Terms of the Exchange Offer: The board of directors of Coca-Cola Hellenic noted that the one-for-one exchange ratio of Coca-Cola HBC AG Shares or ADSs to Coca-Cola Hellenic Shares or ADSs, as applicable, is designed to allow the existing Coca-Cola Hellenic shareholders to maintain their investment in the Coca-Cola Hellenic Group in the same proportions (subject to any purchases of Coca-Cola Hellenic Shares for cash pursuant to any Greek compulsory buy-out or sell-out procedure) and participate in the existing value of Coca-Cola Hellenic and the strategic and financial benefits of and the increased liquidity for their investment expected to arise from the transaction.  The Coca-Cola Hellenic board of directors also noted that the Exchange Offer is extended to all holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs for their entire holdings of such shares or ADSs, has a minimum acceptance condition of at least 90% of the total voting rights in Coca-Cola Hellenic (calculated excluding Coca-Cola Hellenic Shares held in treasury by Coca-Cola Hellenic, which carry no voting rights) and, if at the end of the acceptance period for the Exchange Offer, Coca-Cola HBC AG has achieved that acceptance level, Coca-Cola HBC AG will initiate a compulsory buy-out procedure under the Law to acquire all outstanding Coca-Cola Hellenic Shares (including those represented by Coca-Cola Hellenic ADSs) and thus maximize, and permit all holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs to participate in the anticipated benefits from the transaction.

•                  Opinion of Jefferies International Limited (“Jefferies”): Coca-Cola Hellenic’s board of directors have received a written opinion from Jefferies that, as at the date of the opinion and on the basis set forth therein, the share consideration to be received by holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs is fair, from a financial point of view, to those holders.

•                  Strong support from Coca-Cola Hellenic stakeholders: Coca-Cola HBC AG has received commitments from The Coca-Cola Company and certain other long-term shareholders of Coca-Cola Hellenic to tender Coca-Cola Hellenic Shares, which together represent approximately 37.2% of the total voting rights in Coca-Cola Hellenic (calculated excluding Coca-Cola Hellenic Shares held in treasury by Coca-Cola Hellenic, which carry no voting rights), in exchange for Coca-Cola HBC AG Shares. These commitments, together with the Coca-Cola Hellenic Shares held by Kar-Tess Holding

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which has stated that it will tender in the Exchange Offer, represent approximately 60.7% of the total voting rights in Coca-Cola Hellenic (calculated in the same manner), which validates the assessment of the benefits of the transaction by the board of directors, including the independent directors. In addition, The Coca-Cola Company has informed Coca-Cola Hellenic, that it will extend the terms of the bottlers’ agreements between the Coca-Cola Hellenic Group and The Coca-Cola Company through 2023.

In reaching their conclusions, the board of directors of Coca-Cola Hellenic also considered certain circumstances that could result in the failure to fully achieve the objectives of the Exchange Offer and the benefits sought to be realized thereby, including, among other things, the possibility that holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs may, opt for the cash rather than share consideration in any subsequent Greek compulsory buy-out or sell-out procedure, thus increasing the leverage and reducing the public free float of Coca-Cola HBC AG. In these circumstances, there would be a less liquid market for    Coca-Cola HBC AG Shares than intended to be achieved if all holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs tender their shares and ADSs into the Exchange Offer for Coca-Cola HBC AG Shares and Coca-Cola HBC AG ADSs and the public free float requirement for potential FTSE 100 inclusion of Coca-Cola HBC AG might not be met following the transaction, absent additional equity raising by Coca-Cola HBC AG, which could be dilutive to its shareholders. In addition, Coca-Cola HBC AG share ownership by Coca-Cola Hellenic’s current major shareholders may increase on a percentage basis.

Conference Call

Coca-Cola Hellenic will be hosting a conference call today with investors and financial analysts to discuss the Exchange Offer at 15:00 Athens Time (13:00 am London / 08:00 am New York time):

Participants should dial one of the following numbers and quote Coca-Cola Hellenic:

Greek participants please dial US participants please dial UK participants please dial Other Intl’ participants please dial	00800 4413 1378 +1 866 819 7111 0800 953 0329 +44 1452 542 301

The conference call, which will include a presentation by senior management followed by a question and answer session, will last approximately one hour.

Participants can access the presentation via the link below:

https://orangebusinesscomp.webex.com/orangebusinesscomp/j.php?ED=185734952&UID=497199787&RT=MiMyNg%3D%3D

Please dial-in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available up until and including 25 October 2012

Greece and other international callers please dial US callers please dial UK callers please dial	+44 1452 55 00 00 1866 247 4222 0800 953 1533

Access code: 1602505#

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Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at http://www.coca-colahellenic.com/investorrelations/Webcasts/. This service will be available until 25 October 2012.

Enquiries

Company contact: Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com
Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com
International media contact: RLM Finsbury Guy Lamming Charles Chichester Philip Walters Charles O’ Brien	Tel: +30 210 618 3335 / +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com email: charles.o’brien@rlmfinsbury.com
Greek media contact: V+O Communications Teti Kanelopoulou	Tel: +30 211 750 1238 email : tk@vando.gr

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 579 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a standard listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

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Important Notices

General

The exchange offer described herein is addressed to Coca-Cola Hellenic Bottling Company S.A.’s shareholders and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom.  The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this announcement or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic or the United Kingdom (or any documents relating to the U.S. Exchange Offer other than in the United States or to holders of Coca-Cola Hellenic ADSs)  may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This regulatory announcement does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this announcement (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

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European Economic Area

This regulatory announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this announcement except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

In member states of the European Economic Area (“EEA”) other than Greece and the United Kingdom (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece, passported), this announcement and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this announcement or on its completeness, accuracy or fairness. The information in this announcement is subject to change. The dates of the exchange offer and the Admission may change. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission.

This announcement contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2012 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this announcement, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this announcement, unless

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Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

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Annex A to Exhibit 1

COCA-COLA HBC AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

FOR IMMEDIATE RELEASE

ANNOUNCEMENT OF A VOLUNTARY SHARE EXCHANGE OFFER
MADE BY COCA-COLA HBC AG TO ACQUIRE THE ORDINARY REGISTERED SHARES OF COCA-COLA HELLENIC BOTTLING COMPANY S.A. AND TO ESTABLISH A PREMIUM LISTING OF THE COCA-COLA HELLENIC GROUP ON THE LONDON STOCK EXCHANGE

11 October 2012

Executive Summary

•                  Coca-Cola HBC AG (“Coca-Cola HBC AG”), a Swiss company incorporated by Kar-Tess Holding (“Kar-Tess Holding”), announces today the submission of a voluntary share exchange offer to acquire all outstanding ordinary registered shares par value €1.01 per share (each, a “Coca-Cola Hellenic Share”) of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”), which Coca-Cola HBC AG does not hold directly or indirectly, for new ordinary registered shares (each, a “Coca-Cola HBC AG Share”), of Coca-Cola HBC AG on a one-for-one basis, in accordance with Greek Law 3461/2006 (the “Law”).

•                  The exchange offer will not cause any change in the business, scope, strategy and focus of the Coca-Cola Hellenic Group’s operations. The Coca-Cola Hellenic Group’s current management will continue to lead its business and long-term strategy.

•                  The Coca-Cola Hellenic Group’s commitment to Greece will remain unaffected. The Coca-Cola Hellenic Group will maintain production and distribution of its products in Greece and will continue, after the completion of the transaction, to operate its Group Corporate Service Center in Athens, which supports operations in 28 countries. There will be no impact on jobs, compensation or benefits for any employees of the Coca-Cola Hellenic Group as a result of the transaction.

•                  The purpose of the exchange offer by Coca-Cola HBC AG is to facilitate a premium listing of the Coca-Cola Hellenic Group on the London Stock Exchange and a listing on the New York Stock Exchange, under a new Swiss holding company. Coca-Cola

HBC AG will at the same time apply for a parallel listing for the Coca-Cola HBC AG Shares on the Athens Exchange subject to necessary approvals.

•                  The principal objectives of the exchange offer are:

•                  to better reflect the international nature of Coca-Cola Hellenic’s business and shareholder base by establishing a primary listing of the Coca-Cola Hellenic Group on the largest and most liquid exchange in Europe with the largest number of international listed stocks;

•                  to enhance liquidity for holders of Coca-Cola HBC AG Shares through a premium listing of the Coca-Cola HBC AG Shares on the London Stock Exchange, and to facilitate the potential inclusion of Coca-Cola HBC AG Shares in the FTSE 100; and

•                  to improve Coca-Cola Hellenic’s access to both the international equity and debt capital markets and increase its flexibility in raising new funds to support its operations and future growth.

•                  Coca-Cola HBC AG was incorporated by Kar-Tess Holding, a subsidiary of Boval S.A., in order to facilitate the transaction and has no operations and no material assets or liabilities other than in connection with the transaction. Kar-Tess Holding has stated that it will tender its Coca-Cola Hellenic Shares, representing 23.5% of the total voting rights in Coca-Cola Hellenic, in the exchange offer for Coca-Cola HBC AG Shares on the same terms and conditions as those available to all other holders of Coca-Cola Hellenic Shares.

•                  The Coca-Cola Company and certain other long-term shareholders, holding in total approximately 37.2% of the total voting rights in Coca-Cola Hellenic have committed to tender such Coca-Cola Hellenic Shares for Coca-Cola HBC AG Shares in the exchange offer.

•                  Switzerland was chosen as Coca-Cola HBC AG’s place of incorporation due to its stable economic and regulatory environment and ease of doing business, which has attracted a number of leading international groups with a profile similar to that of the Coca-Cola Hellenic Group. In addition, Switzerland is one of the existing markets of the Coca-Cola Hellenic Group and within close proximity to its other markets.

•                  The Coca-Cola Company has informed Coca-Cola Hellenic, that it will extend the term of the existing bottlers’ agreements between the Coca-Cola Hellenic Group and The Coca-Cola Company through 2023.

Credit Suisse Securities (Europe) Limited is acting as sole financial advisor to Coca-Cola HBC AG in connection with the Greek Exchange Offer and sole sponsor to Coca-Cola HBC AG on its proposed admission to the premium listing segment of the Official List of the United Kingdom Listing Authority (the “UKLA”) and to trading on the main market for listed securities of the London Stock Exchange plc (the “LSE”).

Credit Suisse Securities (USA) LLC is acting as sole dealer-manager to Coca-Cola HBC AG in connection with the U.S. Exchange Offer.

The Exchange Offer

In accordance with the Law, Coca-Cola HBC AG, a newly formed company incorporated under the laws of Switzerland as a stock corporation (Aktiengesellschaft / société anonyme), announces the submission of a voluntary share exchange offer (the “Greek Exchange Offer”) to acquire all of the outstanding ordinary registered shares of Coca-Cola Hellenic, which Coca-Cola HBC AG does not hold, directly or indirectly, as at 10 October 2012 (the “Date of the Exchange Offer”), i.e. 281,198,488 Coca-Cola Hellenic Shares representing approximately 76.7% of the total share capital and number of shares of Coca-Cola Hellenic. Coca-Cola Hellenic is a Greek société anonyme with corporate registration number 13630/06/B/86/49 and registered seat at 9, Fragoklissias Street, 151 25 Maroussi, Athens, Greece. The Date of the Exchange Offer is the date on which Coca-Cola HBC AG initiated the Greek Exchange Offer process by informing the Hellenic Capital Market Commission (the “HCMC”) and the board of directors of Coca-Cola Hellenic of the Greek Exchange Offer and submitted to them a draft of the Greek information circular (the “Information Circular”), in accordance with article 10, paragraph 1 of the Law. The Coca-Cola Hellenic Shares are listed and traded on the main market of the Athens Exchange (the “ATHEX”) under the symbol “EEEK”, with a standard listing on the LSE under the symbol “CCB”.

In addition, Coca-Cola HBC AG announces today the submission of a separate voluntary share exchange offer, which is addressed to holders of Coca-Cola Hellenic Shares who are located in the territory of the United States of America and to holders of American depositary shares, each representing one Coca-Cola Hellenic Share (each, a “Coca-Cola Hellenic ADS”), wherever located (the “U.S. Exchange Offer” and, together with the Greek Exchange Offer, the “Exchange Offer”). Coca-Cola Hellenic ADSs are listed on the New York Stock Exchange (the “NYSE”) under the symbol “CCH” and are traded in the form of American depositary receipts.

As of the Date of the Exchange Offer, Coca-Cola HBC AG held directly no Coca-Cola Hellenic Shares or Coca-Cola Hellenic ADSs. However, as at that date, Coca-Cola HBC AG is deemed under the Law to hold indirectly 85,355,019 Coca-Cola Hellenic Shares corresponding to approximately 23.5% of the voting rights in Coca-Cola Hellenic (calculated excluding Coca-Cola Hellenic Shares held in treasury by Coca-Cola Hellenic, which carry no voting rights). Such shares are held by Kar-Tess Holding, the incorporator and sole shareholder of Coca-Cola HBC AG. Kar-Tess Holding has stated that it will tender its Coca-Cola Hellenic Shares in the Exchange Offer for Coca-Cola HBC AG Shares on the same terms and conditions as those available to all other holders of Coca-Cola Hellenic Shares.

The purpose of the Exchange Offer by Coca-Cola HBC AG is to facilitate a premium listing of the Coca-Cola Hellenic Group on the LSE and a listing on the NYSE, under a new Swiss holding company. Coca-Cola HBC AG will at the same time apply for a parallel listing for the Coca-Cola HBC AG Shares on the ATHEX subject to necessary approvals.

Consideration and Exchange Offer Structure

In consideration for every Coca-Cola Hellenic Share lawfully and validly tendered in the Greek Exchange Offer, Coca-Cola HBC AG offers during the acceptance period of the Exchange Offer one new Coca-Cola HBC AG Share. Holders of Coca-Cola Hellenic Shares outside the United States who tender their Coca-Cola Hellenic Shares in the Greek Exchange Offer will have the option to receive, for each Coca-Cola Hellenic Share lawfully and validly tendered in the Greek Exchange Offer, one uncertificated Coca-Cola HBC AG Share or one Coca-Cola HBC AG Share represented by a depositary interest (a “Coca-Cola HBC AG DI”). Coca-Cola HBC AG DIs will settle through CREST, an electronic settlement system operated in the United Kingdom.

Under the U.S. Exchange Offer, holders of Coca-Cola Hellenic Shares in the United States will have the option to receive, for each Coca-Cola Hellenic Share lawfully and validly tendered in the U.S. Exchange Offer, either one uncertificated Coca-Cola HBC AG Share or one American depositary share representing one Coca-Cola HBC AG Share (each, a “Coca-Cola HBC AG ADS”), but will not be eligible to receive Coca-Cola HBC AG DIs. In consideration for every one Coca-Cola Hellenic ADS lawfully and validly tendered in the U.S. Exchange Offer, Coca-Cola HBC AG offers during the acceptance period of the Exchange Offer one Coca-Cola HBC AG ADS.

Coca-Cola HBC AG will assume payment of the 0.08% duties levied by the Hellenic Exchanges S.A., Holding, Clearing, Settlement and Registry (“HELEX”) on the registration of the off-exchange transfer of the Coca-Cola Hellenic Shares (including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs) tendered and transferred to Coca-Cola HBC AG by holders thereof who validly accept the Exchange Offer in accordance with article 7 of the Codified Decision 153/18.12.2006, as in force, of the board of directors of HELEX.

Coca-Cola Hellenic Shares (including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs) validly tendered and transferred in the Exchange Offer are subject to a transfer tax levied by the Hellenic Republic, currently at a rate of 0.20%. The accepting holders who receive uncertificated Coca-Cola HBC AG Shares, Coca-Cola HBC AG DIs or Coca-Cola HBC AG ADSs in the Exchange Offer will be liable to pay this tax.

Coca-Cola HBC AG has applied to the United Kingdom Financial Services Authority (the “FSA”) for all of the Coca-Cola HBC AG Shares to be admitted to the premium listing segment of the Official List of the UKLA and for admission to trading on the main market for listed securities of the LSE, which will be the main listing of the Coca-Cola HBC AG Shares. Upon such admission, trades in Coca-Cola HBC AG Shares listed on the LSE would be settled in the CREST system in the form of Coca-Cola HBC AG DIs. Coca-Cola HBC AG intends to apply for listing of the Coca-Cola HBC AG ADSs on the NYSE.

Coca-Cola HBC AG will publish by way of separate announcements the dates during which the Exchange Offer will be open for acceptances and the means to tender.

Possible Compulsory Buy-Out and Sell-Out Procedures, Delisting of Coca-Cola Hellenic

If at the end of the acceptance period for the Exchange Offer, Coca-Cola HBC AG holds Coca-Cola Hellenic Shares representing at least 90% of the total voting rights in Coca-Cola Hellenic (calculated excluding Coca-Cola Hellenic Shares held in treasury by Coca-Cola Hellenic, which carry no voting rights), Coca-Cola HBC AG will initiate a compulsory buy-out procedure under the Law to cause any remaining holders of Coca-Cola Hellenic Shares (including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs) to transfer those Coca-Cola Hellenic Shares to Coca-Cola HBC AG. Holders of Coca-Cola Hellenic Shares (including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs) that were not acquired in the Exchange Offer will also have the option to sell such shares to Coca-Cola HBC AG pursuant to a compulsory sell-out procedure under the Law at any time during the three months after the publication of the results of the Exchange Offer.

In accordance with the Law and the implementing decisions of the HCMC, the consideration payable for each Coca-Cola Hellenic Share acquired in this compulsory buy-out procedure and/or compulsory sell-out procedure would be, at the election of the holder, either one Coca-Cola HBC AG Share or €13.58 in cash, which is equal to the volume-weighted average market price of Coca-Cola Hellenic Shares on the ATHEX over the six months ended on 9 October 2012, the last trading day preceding the Date of the Exchange Offer.

After completion of the Exchange Offer and the compulsory buy-out and/or compulsory sell-out procedure referred to above, Coca-Cola HBC AG will cause Coca-Cola Hellenic to call a shareholders’ meeting to delist the Coca-Cola Hellenic Shares from the ATHEX. Upon completion of the Exchange Offer, Coca-Cola HBC AG intends to cause Coca-Cola Hellenic to terminate the current standard listing of its Coca-Cola Hellenic Shares on the LSE, to terminate its deposit agreement in respect of the Coca-Cola Hellenic ADSs, to request that the Coca-Cola Hellenic ADSs be removed from listing on the NYSE and, when possible, to deregister the Coca-Cola Hellenic ADSs under the U.S. Securities Exchange Act of 1934, as amended.

Plans for Coca-Cola Hellenic and Coca-Cola HBC AG following the Exchange Offer

Strategy and Operations. It is intended that Coca-Cola HBC AG will be the new holding company of the Coca-Cola Hellenic Group of companies following completion of the Exchange Offer. The Exchange Offer will not cause any change in the business, scope, strategy and focus of the Coca-Cola Hellenic Group’s operations. The Coca-Cola Hellenic Group’s current management will continue to lead the Coca-Cola Hellenic Group’s business and long-term strategy. The Coca-Cola Hellenic Group’s commitment to Greece will remain unaffected. Coca-Cola Hellenic will maintain production and distribution of its products in Greece and will continue to operate after the transaction its Group Corporate Service Center in Athens, supporting operations in 28 countries. There will be no impact on jobs, compensation or benefits for any employees of the Coca-Cola Hellenic Group as a result of the transaction.

Board of Directors and Corporate Governance. Immediately following the completion of the Exchange Offer, Coca-Cola HBC AG’s board of directors will consist of twelve directors, including six non-executive directors, Mr. George A. David (Chairman), Mr. Anastasios P. Leventis (Vice-Chairman), Mr. Anastassis G. David and Mr. Haralambos

K. Leventis, each designated by Kar-Tess Holding; Mr. John Hunter and Mr. Irial Finan, each designated by The Coca-Cola Company. It will also comprise Mr. Dimitris Lois (Chief Executive Officer and Managing Director); and five independent non-executive directors, Mr. Kent Atkinson, Mr. Antonio D’Amato, Mr. Christos Ioannou, Sir Michael Llewellyn-Smith and Mr. Nigel Macdonald. Consequently, immediately following the completion of the Exchange Offer, the composition of Coca-Cola HBC AG’s board of directors will be consistent with the current composition of Coca-Cola Hellenic’s board of directors. Following the completion of the Exchange Offer, Coca-Cola HBC AG also expects to appoint an additional independent non-executive director to its board of directors such that at least half of the board of directors, excluding the Chairman, will be independent non-executive directors as required by the U.K. Corporate Governance Code.

Coca-Cola HBC AG’s board of directors will be fully committed to adhering to the principles of good corporate governance reflected in the U.K. Corporate Governance Code and, consistent with Coca-Cola Hellenic’s past practice, has established an audit committee, a remuneration committee, a nominations committee and a social responsibility committee.

Kar-Tess Holding and The Coca-Cola Company’s subsidiaries which will hold their shareholding in Coca-Cola HBC AG have informed Coca-Cola HBC AG of their intention to enter into a shareholders’ agreement governing certain aspects of their respective shareholdings in Coca-Cola HBC AG in substantially the same manner as their current shareholders’ agreement regarding their respective shareholdings in Coca-Cola Hellenic.

Upon completion of the Exchange Offer, Coca-Cola HBC AG, Kar-Tess Holding and The Coca-Cola Company’s subsidiaries which will hold their shareholding in Coca-Cola HBC AG, intend to enter into a relationship agreement that will be on substantially the same terms as the relationship agreement currently in place between Coca-Cola Hellenic, Kar-Tess Holding and The Coca-Cola Company’s subsidiaries which will hold their shareholding in Coca-Cola HBC AG. This agreement will set forth certain safeguards to ensure that Coca-Cola HBC AG operates independently of Kar-Tess Holding and The Coca-Cola Company.

Coca-Cola Hellenic Group Management. If the Exchange Offer is completed, the members of the operating committee of Coca-Cola Hellenic will comprise the operating committee of Coca-Cola HBC AG.

Financial Statements and Dividend Policy. If the Exchange Offer is completed, Coca-Cola HBC AG will prepare consolidated financial statements in euros. In contrast, Coca-Cola HBC AG’s unconsolidated statutory financial statements will be prepared in Swiss francs, while Coca-Cola Hellenic’s unconsolidated financial statements are prepared in euros. Coca-Cola HBC AG’s profits and reserves must be accounted for in Swiss francs, including for purposes of determining amounts available for distribution of dividends or as a return of capital. The Exchange Offer is not expected to affect the Coca-Cola Hellenic Group’s current dividend policy.

Bottlers’ Agreements. The Coca-Cola Company has informed Coca-Cola Hellenic, that it will extend the term of the existing bottlers’ agreements between the Coca-Cola Hellenic Group and The Coca-Cola Company through 2023.

Conditions of the Exchange Offer

1.               The entry into force of the Exchange Offer is subject to the following conditions:

(a)          the FSA as the UKLA shall have approved the prospectus relating to the ordinary shares of Coca-Cola HBC AG and the approved prospectus shall have been passported into the Hellenic Republic; and

(b)         the Information Circular shall have been approved by the HCMC.

2.               Completion of the Exchange Offer is subject to the following conditions:

2.1                                 the FSA as the UKLA and the LSE shall have acknowledged to Coca-Cola HBC AG or its agent (and such acknowledgment shall not have been withdrawn) before or promptly after the announcement of the results of the Exchange Offer, that:

(a)          the application for admission of the Coca-Cola HBC AG Shares to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities has been or will be approved; and

(b)         such approval will become effective (upon the issuance of the Coca-Cola HBC AG Shares to be issued pursuant to the Exchange Offer and subject to any other conditions reasonably capable of being satisfied prior to or promptly after settlement of the Exchange Offer) as soon as a dealing notice has been issued by the FSA.

2.2                                 The approval for listing of the Coca-Cola HBC AG ADSs on the NYSE subject to notice of issuance.

3.               The effectiveness of the Exchange Offer is also subject to the condition that at least 326,811,035 Coca-Cola Hellenic Shares (including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs) corresponding to at least 90% of the total voting rights in Coca-Cola Hellenic (calculated excluding Coca-Cola Hellenic Shares held in treasury by Coca-Cola Hellenic, which carry no voting rights) shall have been lawfully and validly tendered in the Exchange Offer and not withdrawn as at the end of the acceptance period of the Exchange Offer. These 326,811,035 Coca-Cola Hellenic Shares include the 85,355,019 Coca-Cola Hellenic Shares that Kar-Tess Holding holds and has stated it will tender into the Exchange Offer. This condition shall be deemed to not have been fulfilled and the Exchange Offer will cease to be in effect if the registration statement to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the U.S. Exchange Offer shall have not been declared effective by the SEC before the commencement of the acceptance period for the Exchange Offer.

The conditions set out above may be waived in whole or in part only with the approval of the HCMC. Coca-Cola HBC AG does not have any obligation to waive any of these conditions not timely satisfied. If Coca-Cola HBC AG does not waive, or the HCMC does not consent to the waiver of, an unsatisfied condition, the Exchange Offer will lapse and all tendered Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs will be returned to holders.

The Exchange Offer may also be revoked by Coca-Cola HBC AG following approval of the HCMC if there is an unforeseen change of circumstances which is beyond Coca-Cola HBC AG’s control and which renders continuation of the Exchange Offer particularly onerous.

Tender Commitments

Coca-Cola HBC AG has received commitments from The Coca-Cola Company and certain other long-term shareholders of Coca-Cola Hellenic to tender Coca-Cola Hellenic Shares, which represent in total approximately 37.2% of the voting rights in Coca-Cola Hellenic (calculated excluding Coca-Cola Hellenic Shares held in treasury by Coca-Cola Hellenic, which carry no voting rights), in exchange for Coca-Cola HBC AG Shares.  Kar-Tess Holding has stated it will tender in the Exchange Offer all of its Coca-Cola Hellenic Shares, which represent approximately 23.5% of the total voting rights in Coca-Cola Hellenic (calculated in the same manner as above) for Coca-Cola HBC AG Shares.

Financing

Funding for the payment of any cash consideration to be offered in any Greek compulsory buy-out and/or any Greek compulsory sell-out, together with the funding for Exchange Offer related costs and other expenses, is expected to come from a €550 million syndicated term loan acquisition facility, which is available specifically for this purpose. Coca-Cola HBC AG has also entered into a €500 million syndicated revolving loan facility to be used for general corporate purposes, but only if needed to replace Coca-Cola Hellenic’s existing revolving loan facility, and a €500 million syndicated term loan refinancing facility to be used, if needed, to refinance certain of the Coca-Cola Hellenic Group’s debt. Each of the acquisition and revolving loan facilities matures on 10 July 2014 or, if earlier, the date which is 18 months after Coca-Cola HBC AG issues a prospectus relating to the admission of the Coca-Cola HBC AG Shares to the premium segment of the Official List of the UKLA and to trading on the LSE’s main market. The refinancing facility matures on the later of the date the acquisition facility matures and 31 March 2014.

To the extent Coca-Cola HBC AG incurs any debt under these facilities to acquire, or otherwise acquires, any Coca-Cola Hellenic Shares for cash, Coca-Cola HBC AG intends to refinance those amounts in the future through own funds and/or one or more capital markets transactions involving debt, equity or equity-linked securities which may include one or more issuances of new Coca-Cola HBC AG Shares.

Coca-Cola HBC AG’s Financial Advisor

Credit Suisse Securities (Europe) Limited, a credit institution incorporated and operating under the laws of the United Kingdom with registered office at One Cabot Square London E14 4QJ, regulated by the FSA, authorized under the E.U. Directive 2004/39/EC to provide in Greece the services referred to in article 4 paragraph 1, item (στ) and (ζ) of Greek

Law 3606/2007, acts as the sole advisor of Coca-Cola HBC AG in respect of the Greek Exchange Offer, in accordance with article 12 of the Law (the “Advisor”).

For the purpose of the Greek Exchange Offer only, the Advisor has also certified to the HCMC that Coca-Cola HBC AG (i) has taken all appropriate measures to be able to issue and deliver the Coca-Cola HBC AG Shares to the accepting holders who accept the Greek Exchange Offer and (ii) has the necessary wherewithal to pay the above duties in favor of HELEX in accordance with and subject to the terms and conditions of the Greek Exchange Offer. However, the Advisor provides no guarantee, within the meaning of Articles 847 et seq. of the Greek Civil Code, for the performance of the delivery, payment and other obligations undertaken by Coca-Cola HBC AG under the Greek Exchange Offer, nor does it bear any liability within the scope of Article 729 of the Greek Civil Code.

The Advisor is also acting as sole sponsor to Coca-Cola HBC AG in relation to its application for listing in the United Kingdom. The Advisor is acting exclusively for Coca-Cola HBC AG and no one else in connection with Coca-Cola HBC AG’s application for listing in the United Kingdom and the Greek Exchange Offer, and it will not regard any other person as a client in relation to such application for listing and the Greek Exchange Offer.  Credit Suisse Securities (USA) LLC, an affiliate of the Advisor, will act as sole dealer-manager in respect of the U.S. Exchange Offer.

About Coca-Cola HBC AG

Coca-Cola HBC AG was incorporated and registered in Switzerland on 19 September 2012 with corporate registration number CH-170.3.037.199-9 and registered office at Baarerstrasse 14, CH-6300 Zug, Switzerland, as a stock corporation (Aktiengesellschaft / société anonyme) under the laws of Switzerland. As of the date of this announcement, Coca-Cola HBC AG’s sole shareholder was Kar-Tess Holding. Coca-Cola HBC AG, which currently has a fully paid up share capital of CHF 100,000, was incorporated in order to facilitate this transaction and has no operations and no material assets or liabilities other than in connection with this transaction. Promptly after completion of the Exchange Offer, Kar-Tess Holding intends to transfer the Coca-Cola HBC AG Shares representing Coca-Cola HBC AG’s initial share capital to Coca-Cola HBC AG in return for a payment equal to the par value of such shares (plus the amount of any additional equity injections, if any) in order to avoid a dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the financial statements for 2012.

About Coca-Cola Hellenic

Coca-Cola Hellenic is principally engaged in producing, selling and distributing non-alcoholic ready-to-drink beverages under bottlers’ agreements with The Coca-Cola Company. Coca-Cola Hellenic is one of the largest bottlers of non-alcoholic ready-to-drink beverages in Europe, operating in 28 countries with a total population of approximately 579 million people. In the six months ended 29 June 2012, Coca-Cola Hellenic sold approximately 1.0 billion unit cases, generating net sales revenue of €3.4 billion. In the year ended 31 December 2011, Coca-Cola Hellenic sold approximately 2.1 billion unit cases, generating net sales revenue of €6.9 billion.

On 9 October 2012, the closing price of Coca-Cola Hellenic Shares on the ATHEX was €16.70 (equivalent to U.S.$21.63 based on the U.S.$/€ reference exchange rate of the European Central Bank on such date), and the closing price of Coca-Cola Hellenic ADSs on the NYSE was U.S.$21.41 (equivalent to €16.53 based on the same exchange rate).

Important Notices

General

The Exchange Offer described herein is addressed to Coca-Cola Hellenic Bottling Company S.A.’s shareholders and only to persons to whom it may be lawfully addressed. The Greek Exchange Offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom. The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The Exchange Offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the Exchange Offer or the mailing or distribution of the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this announcement or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic or the United Kingdom (or any documents relating to the U.S. Exchange Offer other than in the United States or to holders of Coca-Cola Hellenic ADSs) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. Exchange Offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic, wherever located. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the Exchange Offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This regulatory announcement does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this announcement (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

This regulatory announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this announcement except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek Exchange Offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

In member states of the European Economic Area (“EEA”) other than Greece and the United Kingdom (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece, passported), this announcement and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than

Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this announcement or on its completeness, accuracy or fairness. The information in this announcement is subject to change. The dates of the Exchange Offer and the Admission may change. There is no guarantee that the Exchange Offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the Exchange Offer and the Admission.

This announcement contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the Exchange Offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the Exchange Offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2012 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG believes that, as of the date of this announcement, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this announcement, unless Coca-Cola HBC AG is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola HBC AG will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Director of Strategic Development & Company Secretary

Date: October 11, 2012